SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

Arkona, Inc.
(Name of Subject Company (Issuer))
DA Acquisition Corp.
(Offeror)
A Wholly Owned Subsidiary of
DealerTrack Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons — (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share
(Including the Associated Preferred Stock Purchase Rights)
Series B Convertible Preferred Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
41268103
(CUSIP Number of Common Stock)
Eric D. Jacobs, Esq.
Senior Vice President, General Counsel and Secretary
DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, NY 11042
(516) 734-3600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kathy A. Fields, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Telephone: (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$61,994,888	$1,903.24

*	Estimated for purposes of calculating the filing fee only. Based on the offer to purchase all of the outstanding shares of Common Stock of Arkona, Inc. at a purchase price of $1.38 cash per share and 33,484,740 shares of Common Stock issued and outstanding, outstanding options with respect to 6,140,000 shares of Common Stock and outstanding warrants with respect to 2,424,092 shares of Common Stock, in each case as of April 30, 2007, and the offer to purchase all of the outstanding shares of Series B Convertible Preferred Stock of Arkona, Inc. at a purchase price of $6.90 cash per share, and 575,000 shares of Series B Convertible Preferred Stock outstanding as of April 30, 2007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: None.
     Form or Registration No.: Not applicable.
     Filing Party: Not applicable.
     Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO is filed by DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack”), and DA Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of DealerTrack (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Arkona, Inc., a Delaware corporation (“Arkona”) at $1.38 per Common Share, net to the seller in cash, and to purchase all outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share of Arkona (the “Series B Preferred Shares” and together with the Common Shares, the “Shares”) at $6.90 per Preferred Share, net to the Seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

ITEM 1:	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2:	Subject Company Information.

(a)	The name of the subject company is Arkona, Inc. Arkona’s principal executive offices are located at 10757 South River Front Parkway, Suite 400, South Jordon, Utah 84095. The telephone number at Arkona’s principal executive offices is (801) 501-7100.

(b)	This Tender Offer Statement on Schedule TO relates to the Purchaser’s offer to purchase all outstanding Shares. According to Arkona, as of April 26, 2007 there were 33,484,740 Common Shares issued and outstanding, 575,000 Series B Preferred Shares issued and outstanding, 6,140,000 Common Shares that were subject to outstanding stock options, and 2,424,092 Common Shares that were subject to outstanding warrants.

(c)	The information set forth in Section 6 of the Offer to Purchase, entitled “Price Range of the Shares; Dividends on the Shares” and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 3:	Identity and Background of Filing Person.

The information set forth in Section 9 of the Offer to Purchase, entitled “Certain Information Concerning DealerTrack and the Purchaser” is incorporated herein by reference.

ITEM 4:	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5:	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning DealerTrack and the Purchaser,” Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transaction,” Section 12, entitled “Purpose of the Offer; Plans for Arkona; Other Matters,” and Section 13 “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

ITEM 6:	Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Introduction,” Section 7, entitled “Effect of the Offer on the Market for the Common Shares; OTCBB Listing; Exchange Act Registration,” Section 12, entitled “Purpose of the Offer; Plans for Arkona; Other Matters,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

ITEM 7:	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase, entitled “Source and Amount of Funds” is incorporated herein by reference.

ITEM 8:	Interest in Securities of the Subject Company.

The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning DealerTrack and the Purchaser,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

ITEM 9:	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in Section 11, entitled “Background of the Offer; Past Contacts, Negotiations and Transactions,” Section 12, entitled “Purpose of the Offer; Plans for Arkona; Other Matters,” Section 13, entitled “The Merger Agreement; Other Agreements,” and Section 16, entitled “Fees and Expenses,” of the Offer to Purchase is incorporated herein by reference.

ITEM 10:	Financial Statements of Certain Bidders.

Not applicable.

ITEM 11:	Additional Information.

(a)(1) The information set forth in the “Introduction,” Section 9, entitled “Certain Information Concerning DealerTrack and the Purchaser,” and Section 13, entitled “The Merger Agreement; Other Agreements,” of the Offer to Purchase is incorporated herein by reference.

(a)(2),(3) The information set forth in Section 13, entitled “The Merger Agreement; Other Agreements,” Section 14, entitled “Conditions of the Offer,” and Section 15, entitled “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7, entitled “Effect of the Offer on the Market for Common Shares; OTCBB Listing; Exchange Act Registration” is incorporated herein by reference.

(a)(5) Not applicable.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 1, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press release issued by DealerTrack and Arkona dated April 27, 2007 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by DealerTrack on April 27, 2007).
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 1, 2007.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2007, among DealerTrack, the Purchaser and Arkona (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DealerTrack on April 27, 2007).
(d)(2)	Confidentiality Agreement, dated as of January 10, 2007, between DealerTrack and Arkona.
(d)(3)	Tender and Support Agreement, dated as of April 26, 2007, among DealerTrack, the Purchaser and certain stockholders of Arkona named therein (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by DealerTrack on April 27, 2007).
(d)(4)	Employment Agreement, dated as of April 26, 2007, among Arkona, the Purchaser and Richard Holland.
(d)(5)	Consulting Agreement, dated as of April 26, 2007, among DealerTrack and Alan D. Rudd.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2007

DA ACQUISITION CORP.

By:	/s/ Mark O’Neil
Name: Mark O’Neil
Title: President

DEALERTRACK HOLDINGS, INC.

By:	/s/ Mark O’Neil
Name: Mark O’Neil
Title: Chairman, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated May 1, 2007.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press release issued by DealerTrack and Arkona dated April 27, 2007 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by DealerTrack on April 27, 2007).
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on May 1, 2007.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2007, among DealerTrack, the Purchaser and Arkona (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by DealerTrack on April 27, 2007).
(d)(2)	Confidentiality Agreement, dated as of January 10, 2007, between DealerTrack and Arkona.
(d)(3)	Tender and Support Agreement, dated as of April 26, 2007, among DealerTrack, the Purchaser and certain stockholders of Arkona named therein (incorporated herein by reference to Exhibit 2.2 to the Form 8-K filed by DealerTrack on April 27, 2007).
(d)(4)	Employment Agreement, dated as of April 26, 2007, among Arkona, the Purchaser and Richard Holland.
(d)(5)	Consulting Agreement, dated as of April 26, 2007, among DealerTrack and Alan D. Rudd.
(g)	Not applicable.
(h)	Not applicable.